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                            March 1, 2021

       Jim Fusaro
       Chief Executive Officer
       Array Technologies, Inc.
       3901 Midway Place, NE
       Albuquerque, NM 87019

                                                        Re: Array Technologies,
Inc.
                                                            Draft Registration
Statement
                                                            Filed February 25,
2021
                                                            File No. 377-04310

       Dear Mr. Fusaro:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement Filed February 25, 2021

       General

   1. Because you have not filed your Form 10-K for the fiscal year ended December 31, 2020, which you seek to
incorporate by reference, your filing does not meet the requirements of subparagraphs (e)-(j)
of Item 11 of Form S-1. The SEC's policy allowing for confidential review of draft
registration statements does not permit the submission of a registration statement that fails in
numerous respects to meet the requirements of the Form or
                                                        Regulation S-K. Please
amend your filing to include the information required by Form S-
                                                        1.
 Jim Fusaro
Array Technologies, Inc.
March 1, 2021
Page 2

          Please contact Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameJim Fusaro                                Sincerely,
Comapany NameArray Technologies, Inc.
                                                            Division of
Corporation Finance
March 1, 2021 Page 2                                        Office of
Manufacturing
FirstName LastName